UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2003


                                  Hemosol Inc.
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                 (Translation of registrant's name into English)



             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]   Form 40-F [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]


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The following are included in this Report on Form 6-K:


    1. Press Release dated May 5, 2003.






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Hemosol Announces First Quarter 2003 Financial Results


TORONTO, ON, May 5, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced financial results for the first quarter ended March 31, 2003. Unless otherwise stated, all dollar amounts presented herein are Canadian dollars.

The Company's net loss decreased to $10.4 million, or ($0.23) per share for the quarter ended March 31, 2003, from $11.7 million or ($0.29) per share for the quarter ended March 31, 2002. This decrease resulted from a cost savings plan implemented in June 2002.

"There were important developments during the first quarter that required management to take decisive action, not the least of which was our voluntary suspension of enrolment in all our clinical trials," said Lee Hartwell, Interim Chief Executive Officer of Hemosol. "Our entire team is working diligently to resolve all outstanding issues and is looking forward to resuming our development programs."

On March 13, 2003, based on the recommendation of the Company's Data Safety Monitoring Board ("DSMB"), the Company elected to review safety data prior to continuing enrolment in its HLK 213 cardiac trial for HEMOLINK(TM) (hemoglobin raffimer), the Company's core product. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. This observation may be due to any number of reasons including variables in the patient population. As a precaution the Company also voluntarily suspended enrolment in its HLK 210 orthopedic surgery trial.

Subsequent to quarter end, the Company gave eight week working notice to the majority of its employees, effective April 7, 2003, in addition to scaling back all spending not related to the analysis of the HLK 213 data. Upon review of the data, the Company will be able to make a decision about its future course of action, to that end; the Company has provided retention compensation packages to a core group of personnel. The expected cost of this program and severances is estimated to be approximately $1.5 - 2 million. Hemosol is also undertaking a number of strategic initiatives, including ongoing discussions with potential partners, exploring merger and acquisition opportunities and the possible sale of certain assets.

As a result of ongoing treatment for a previously disclosed medical condition, John Kennedy, CEO, has taken a medical leave of absence from the Company. During his absence, Lee Hartwell, Chief Financial Officer will also assume the role of interim Chief Executive Officer.

Financial Results

Total operating expenses for the quarter ended March 31, 2003 decreased to $9.0 million from $11.6 million for the quarter ended March 31, 2002, a decrease of 22%. This lowering of operating expenses resulted from cost saving initiatives implemented in June 2002 that reduced the monthly cash burn rate to an average

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of approximately $3.0 million. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the period.

Interest income decreased 85% to $32,000 for the quarter ended March 31, 2003, from $218,000 in the same period last year. The decrease was due to lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates. The Company expects interest expenses to increase significantly in future periods as it draws down funds under its $20 million credit facility.

Amortization of deferred charges increased to $1.2 million for the quarter ended March 31, 2003 from $0.4 million for the quarter ended March 31, 2002. The amortization charge relates to deferred charges associated with the credit facility.

The Company incurred a total of $2.1 million in capital expenditures during quarter ended March 31, 2003. Of this total, $1.8 million related to the new facility and $0.2 million to production equipment, information technology and various lab equipment expenditures. Total capital assets, net of depreciation, were $90.3 million at March 31, 2003, of which $87.4 million relates to the new manufacturing facility.

As of March 31, 2003 the Company had $13.7 million of cash and cash equivalents. In April of 2003 the Company took proactive steps to further reduce operating expenses in an effort to lower its monthly burn rate to $1 million. The Company anticipates that its credit facility will provide sufficient cash resources to support ongoing operations into the latter half of calendar 2003. In February 2003, the Company had drawn down $10 million from the credit facility. The Company expects to draw down the remaining $10 million prior to the end of August 2003.

A previously announced negotiation of a $10 million investment, into a proposed joint venture involving a wholly owned subsidiary of Hemosol ended without the conclusion of an agreement. Subsequently, cash held in escrow in relation to this potential investment was returned and the Company anticipates the joint venture will be dissolved.

Annual and Special Meeting

Hemosol will hold its Annual and Special Meeting of Shareholders on June 16, 2003 at 10:00 a.m. EST at the Toronto Stock Exchange Auditorium, 2 First Canadian Place, 130 King Street West, Toronto, Ontario.

About Hemosol Inc.

Hemosol is a biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing


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additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For a complete copy of the financial statements, please click on the link below: http://www.newswire.ca/releases/May2003/05/c7625.html

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:
Jason Hogan
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com




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                                   SIGNATURES


                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HEMOSOL INC.


Date:  May 5, 2003                  By: /s/  Lee D. Hartwell
                                        ---------------------------------------
                                    Name: Lee D. Hartwell
                                    Title: Chief Financial Officer and
                                           Vice-President Corporate Development